UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NuZee, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

67073S208

(CUSIP Number)

Masateru Higashida
1350 East Arapaho Road, Suite #230

Richardson, Texas 75081
(760) 295-2408

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Masateru Higashida
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,265,376 (1)(2)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 5,265,376 (1)
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,265,376 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Reflects (i) 506,667 shares of the Issuer’s common stock, par value $0.00001 per share (the “Common Stock”) issuable upon the exercise of options exercisable as of or within 60 days, (ii) 4,744,545 shares of Common Stock held by Mr. Higashida, and (iii) 14,164 shares of Common Stock held by NuZee Co., Ltd. (an entity organized under the laws of Japan) (“NCL”). Mr. Higashida is the majority owner of NCL, Mr. Higashida’s siblings hold the remaining equity interests in NCL, and Mr. Higashida possesses the sole power to determine the investment and voting decisions made by NCL.

(2)	Based on 23,668,017 shares of Common Stock outstanding as of December 13, 2022.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed to amend the statement on Schedule 13D filed by Masateru Higashida (“Mr. Higashida”) on September 25, 2020 (the “Original Statement”), and relates to shares of the Common Stock of NuZee, Inc., a Nevada Corporation (the “Issuer”).

The Original Statement is hereby amended and supplemented as detailed below, and, except as amended and supplemented hereby, the Original Statement remains in full force and effect. All capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Original Statement.

The Common Stock and percentage ownership reflected in this amendment reflect an increase in the number of outstanding shares of the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated in its entirety to read as follows:

(a)	See rows (11) and (13) of the cover page to this Statement for the aggregate number of Shares and percentage of Shares beneficially owned by the Reporting Person.

(b)	See rows (7) through (10) of the cover page to this Statement for the number of Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The Reporting Person has not effected any transactions in Common Stock during the sixty day period prior to the filing of this Schedule 13D.

(d)	To the best knowledge of Mr. Higashida, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Higashida.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2022

By:	/s/ Masateru Higashida
Name:	Masateru Higashida